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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____**01/01/2011**_____ AND ENDING_____**12/31/2011**_____
                                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Steben & Company, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2099 Gaither Road, Suite 200

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Rockville   **MD**   **20850**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth E. Steben   **240-631-7600**
                                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP

(Name – *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800   **Chicago**   **IL**   **60606-3392**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

³/₁₂/₁₂

OATH OR AFFIRMATION

I, **Kenneth E. Steben** _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Steben & Company, Inc. _____ , as

of **December 31** _____ , 20 **11** _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

State of Maryland
On this _6_ day of _February_ _2012_

Kenneth Steben

personally appeared before me and acknowledged that
he/she executed the foregoing instrument.

_____ Notary Public

My Commission Expires _8/27/2013_ Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent auditor's report on internal control

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

Steben & Company, Inc.

Financial Report
December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents



Independent Auditor's Report

To the Stockholder
Steben & Company, Inc.
Rockville, Maryland

We have audited the accompanying statement of financial condition of Steben & Company, Inc. (the Company) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Steben & Company, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 24, 2012

1

Steben & Company, Inc.

Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	9,510,022
Receivable from Managed Funds		4,792,663
Commissions receivable		146,661
Investment in Seneca Global Fund, L.P.		776,710
Certificate of deposit		24,825
Other assets		474,325
Total assets	$	15,725,206
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	1,725,275
Payable to Managed Funds		1,605,459
Accounts payable and accrued expenses		1,359,889
Total liabilities		4,690,623
Stockholder's equity		
Common stock (1,000 shares authorized, issued and outstanding, $1 par value)		1,000
Additional paid-in capital		129
Retained earnings		11,033,454
Total stockholder's equity		11,034,583
Total liabilities and stockholder's equity	$	15,725,206

See Notes to Statement of Financial Condition.

Note 1.   Nature of Operations and Significant Accounting Policies

Nature of operations: Steben & Company, Inc. (the Company) was incorporated in the State of Maryland in 1989, is registered as a broker-dealer and investment advisor with the Securities and Exchange Commission (the SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker and commodity pool operator with the Commodity Futures Trading Commission (the CFTC), and is a member of the National Futures Association.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as special account for the exclusive benefit of customers of the Company. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a special account.

The Company acts as general partner or managing member and commodity pool operator of Futures Portfolio Fund, Limited Partnership (Futures), Seneca Global Fund, L.P. (Seneca), formerly Aspect Global Diversified Fund LP, Sage Fund Limited Partnership (Sage) and Steben Institutional Fund, LLC (SIF) (collectively, the Managed Funds). The Company earns management fees, selling agent fees, 1 percent allocations, and other service related compensation from Futures and Sage as their general partner, and management fees, selling agent fees and broker-dealer servicing fees from Seneca. Presently, the Company only receives service related compensation from SIF. The Company has ceased wholesaling other commodity pools, but continues to receive trail commissions for prior wholesaling activities.

A summary of the Company's significant accounting policies follows:

Consolidation: The Company's investment in Seneca represents a capital investment as general partner. The Company is also the general partner of Futures and Sage, but does not hold an investment in either fund. Additionally, the Company is the managing member of SIF, but does not hold an ownership interest in that fund. The Managed Funds' financial statements are not consolidated into the Company's statement of financial condition pursuant to the Financial Accounting Standards Board's (FASB) consolidation guidance for general partners and the Company has concluded that consolidation of these investees is not required.

Use of estimates: Preparing financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as, the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Managed Funds receivable and payable: The Company's receivable from Managed Funds represents fees due from the Managed Funds, as described in Note 3. Based on its historical collection pattern, the Company has not provided a reserve for uncollectible accounts. The payable to Managed Funds represents the general partner 1 percent allocation due to the Managed Funds.

Certificates of deposit: The certificate of deposit included in the statement of financial condition had a maturity greater than three months at the date of acquisition and was stated at face value.

Revenue recognition: Commissions are recorded based on the trade date of the underlying transaction. Management fees, selling agent fees, broker-dealer servicing fees, general partner 1 percent allocations, income allocation from Seneca and related expenses are recognized on the accrual basis.

3

Steben & Company, Inc.

Notes to Statement of Financial Condition

Note 1.   Nature of Operations and Significant Accounting Policies (Continued)

Investment in Seneca Global Fund, L.P. (formerly Aspect Global Diversified Fund LP): The Company's investment in Seneca represents an investment in general partner units of Seneca that is carried at fair value, with unrealized gains and losses reflected in the statement of income. The Company is required to maintain an interest in Seneca equal to the greater of 1 percent of aggregate capital contributions to Seneca by all partners, or $25,000.

Income taxes: No provision has been made for federal income taxes as the Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code whereby income is taxable to the stockholder.

The Company evaluates the tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no material uncertain income tax positions through December 31, 2011.

The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2008.

Note 2.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Fair value is based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical instruments. The Company held no Level 1 financial instruments as of December 31, 2011.

Level 2. Fair value is based on quoted prices for similar instruments in active markets and inputs other than quoted prices that are observable for the financial instrument, such as interest rates and yield curves that are observable at commonly quoted intervals using a market approach. The Company held no Level 2 financial instruments as of December 31, 2011.

Level 3. Fair value is based on valuation techniques in which one or more significant inputs are unobservable. The Company's investment in general partner units of Seneca is valued based on published net asset values for limited partnership interests in Seneca. Redemption of the Company's investment in Seneca is subject to minimum contribution requirements applicable to the Company as Seneca's general partner. This financial instrument is classified within Level 3.

The Company assesses the level of the investment at each measurement date, and transfers between levels are recognized at the measurement date in accordance with the Company's policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2011, there were no such transfers.

Steben & Company, Inc.

Notes to Statement of Financial Condition

Note 2. Fair Value of Financial Instruments (Continued)

The following summarizes the Company's financial assets as of December 31, 2011 by level within the fair value hierarchy:

Description	Level 1	Level 2	Level 3	Total
Assets:				
Investment in Seneca Global Fund, L.P.	$ -	$ -	$ 776,710	$ 776,710
Total assets at fair value	$ -	$ -	$ 776,710	$ 776,710

Substantially all of the Company's other assets and liabilities are considered financial instruments and are reflected at fair value or at carrying amounts that approximate fair value because of short maturity of the instruments.

Note 3. Managed Funds

As the general partner of the Managed Funds, the Company conducts and manages their respective businesses. The Company earns management fees that are based on a fixed percentage (up to 1.75 percent) of the month-end net asset value of the Managed Funds. The Company also receives or pays a 1 percent allocation of any profits or losses, respectively, from Futures and Sage (the general partner 1 percent allocation).

The Company earns selling agent fees and broker-dealer servicing fees in connection with the efforts to attract and retain investors, which are based on a fixed percentage (ranging from 0.2 percent to 3.0 percent annually) of the month-end net asset value of the Managed Funds. The Company, in turn, pays substantially all of the selling agent fees to the respective selling agents. Such payments are reflected within commissions expense in the statement of income.

The Company pays certain expenses on behalf of the Managed Funds. Sage reimburses the Company for expenses, subject to a limit of 1 percent of the average month-end net assets. The Company may elect to reduce this percentage to absorb additional operating expenses of the Managed Funds. For Sage, the Company elected to reduce this percentage to 0.75 percent for the year ended December 31, 2011. Seneca reimburses the Company for administrative expenses, subject to a limit of 0.95 percent of average month-end net assets and offering expenses, subject to a limit of 0.75 percent of average month-end net assets.

The Company earns an administrative fee equal to 0.45 percent of average month-end net assets from Futures in connection with administrative expenses. Additionally, the Company earns an administrative fee equal to 0.15 percent of average month-end net assets from SIF in connection with administrative expenses.

Steben & Company, Inc.

Notes to Statement of Financial Condition

Note 3. Managed Funds (Continued)

Receivable from and payable to Managed Funds at December 31, 2011, consists of:

	Receivable From	Payable To
Management fees	$ 2,327,740	$ -
Selling agent and broker-dealer servicing fees	1,763,899	-
General Partner 1 percent allocations	-	1,605,459
Receivable for reimbursable expenses	660,575	-
Offering expense	40,449	-
	$ 4,792,663	$ 1,605,459

Note 4. Commitments and Contingencies

The Company leases office space under a non-cancelable operating lease agreement that expires in 2013. At December 31, 2011, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2012	$ 335,207
2013	149,813
Total	$ 485,020

The Company maintains a bank letter of credit issued in connection with the office space lease. During 2011, the Company replaced its bank letter of credit with one that placed a restriction on cash held in a demand deposit account with the bank, included in cash on the statement of financial condition, in the amount of $20,785. The prior letter of credit was collateralized by a certificate of deposit of $24,825. The certificate of deposit, which had an interest rate of 0.70 percent, matured on January 20, 2012.

In the normal course of business, the Company is subject to litigation, claims, and regulatory matters. The Company vigorously defends these matters and in the opinion of management, the resolution of these matters will not result in any material adverse effect on the Company's financial position.

Note 5. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Note 6. SIMPLE Individual Retirement Account

The Company maintains a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) individual retirement account for the benefit of its employees. The Company matches contributions made by eligible employees up to a maximum of 3 percent of employee compensation, and all contributions are immediately vested.

Steben & Company, Inc.

Notes to Statement of Financial Condition

Note 7. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Managed Funds engage in the speculative trading of U.S. and foreign futures, options on futures contracts and forward contracts (collectively, derivatives). The Managed Funds are exposed to both market risk, the risk arising from changes in the fair value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract. Theoretically, the Managed Funds, and the Company as general partner, are exposed to market risk equal to the notional contract value of derivatives purchased and unlimited on derivatives sold short. The Managed Funds' trading of forward contracts in unregulated markets between principals also exposes the Managed Funds and the Company to the risk of loss from counterparty nonperformance. The Company has established procedures to actively monitor the Managed Funds' market and credit risks. The Company does not anticipate nonperformance by these counterparties and has a policy of monitoring, as considered necessary, the creditworthiness of these counterparties.

The Company has cash on deposit with financial institutions that, at times, exceed federally insured limits. However, the Company does not believe that it is exposed to any significant credit risk.

Note 8. Net Capital Requirements

The Company is subject to the minimum net capital requirements of the SEC and the CFTC. Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 as these terms are defined. Under the CFTC Net Capital Requirements (Regulation 1.17), the Company is required to maintain "adjusted net capital," as this term is defined, equal to the greater of $45,000 or the amount required by its self-regulatory organization. "Net capital," "adjusted net capital," and "aggregate indebtedness" change from day to day, but as of December 31, 2011, the Company had net capital and net capital requirements of $7,126,354 and $312,708, respectively. The Company's net capital ratio was 0.66 to 1. The net capital requirements may effectively restrict, among other things, distributions to the stockholder.